UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION      SEC File No: O-24512
                           Washington, D.C. 20549           CUSIP No: __________

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 10-Q [ ]Form 10-D
             [ ]Form N-SAR [ ]Form N-CSR

For Period Ended: October 31, 2006
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|X|   Transition report on Form 10-K
|_|   Transition report on Form 20-F
|_|   Transition report on Form 11-K
|_|   Transition report on Form 10-Q
|_|   Transition report on Form N-SAR

For the Transition Period Ended:            October 31, 2006
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   Read Instruction (on back page) Before Preparing Form Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 -- REGISTRANT INFORMATION
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Renhuang Pharmaceuticals, Inc.
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Full Name of Registrant


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Former name if Applicable

No. 218, Taiping, Taiping District
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Address of Principal Executive Office (Street and Number)

Harbin, Heilongjiang Province, P.R. China  150050
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof, will be filed on or before the
 [X] fifteenth calendar day following the prescribed due date; or the subject report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Data and other information regarding certain material operations of the Company, as well as its financial statements required for the filing, are not currently available and could not be made available without unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Li Shaoming               +86 (451)            5762-0378
       ---------------------------- -------------------- -------------------
                   (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Due to the Company changing its fiscal year to October 31 in conjunction with the below-described merger, the current Annual Report on Form 10-K is a transition report covering May 1, 2006 through October 31, 2006. The Company anticipates this 10-K will contain significant changes in results of operations from both the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2006 (its previous fiscal year end), and the six months between May 1, 2005 through October 31, 2005 (the year to year comparison for this transitional report), due to the fact that the Company has gone through the following stages: through March 3, 2006 the Company was a company that provided home financing through the brokering of residential home loans, from March 3, 2006 through September 6, 2006 the Company was a shell company, and from September 7, 2006 to current the Company, as a result of the merger transaction Harbin Renhuang Pharmaceutical Company Limited, is a company primarily engaged in the fields of research, manufacturing and distribution of Chinese medical products and bio-pharmaceutical products in Mainland China. The full extent of the changes in the Company's results of operations is not yet known because the financial statements have not been completed, but it is expected to be significantly different from previous reporting periods.

                         Renhuang Pharmaceuticals, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  January 29, 2007           By   /s/ Shaoming Li
      ------------------------        ------------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
.................................................................................
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
.................................................................................